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                                                                      EXHIBIT 14

                    [LETTERHEAD OF WILLIAM BLAIR & COMPANY]


                                                        December 20, 1997

Board of Directors
Safety-Kleen Corp.
One Brinckman Way
Elgin, IL  60123-7857

Dear Directors:

     You have requested our opinion as to the superiority, from a financial point of view, of the consideration which would be received pursuant to the terms of the amended proposed offer ("Proposed LLE Offer") made by Laidlaw Environmental Services, Inc. ("LLE") as compared with the consideration which would be received pursuant to the terms of the Agreement and Plan of Merger dated as of November 20, 1997 (the "Merger Agreement") by and among the Safety-Kleen Corp. (the "Company"), SK Parent Corp. ("Parent") and SK Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser") (the "Merger"). Based on the advice of your counsel, we understand that the Proposed LLE Offer and the Merger should be compared based on their respective values upon consummation.

     Pursuant to the terms of the Proposed LLE Offer, LLE and a subsidiary propose to exchange, for each outstanding Common Share of the Company, cash in the amount of $15.00 less certain expenses (no less than $1.28 per share and estimated by LLE to be up to $2.14 per share) plus that number of LLE common stock equal to the Exchange Ratio of not less than 2.8 shares and no greater than 3.5 shares. Pursuant to the terms of, and subject to the conditions of, the Merger Agreement, in the Merger, Purchaser will be merged into the Company in a merger in which each of the outstanding shares of common stock of the Company will be converted into a right for the Shareholder to receive $27.00 per share of common stock in cash.

     We have acted as financial advisor to the Company in connection with the Merger and the Proposed LLE Offer. In connection with our review of the Merger and the Proposed LLE Offer and the preparation of our opinion herein, we have:
(a) reviewed the terms and conditions of the Merger Agreement and the financial terms as set forth in the Merger Agreement and the Preliminary Copy of the Proxy Statement dated November 26, 1997 as filed by the Company with the Securities Exchange Commission ("SEC"); (b) reviewed the terms and conditions of the Proposed LLE Offer and the financial terms as set forth in the Amendment No. 2 to the Exchange Offer as filed by LLE with the SEC ("Amended Exchange Offer");
(c) analyzed the historical revenue, operating earning, net income, dividend capacity and capitalization of both LLE and certain other publicly held companies we believe to be comparable to LLE; (d) analyzed certain publicly available financial and other information relating to LLE and the pro forma combination analysis in the Amended Exchange Offer and performed a sensitivity analysis on such pro formas based upon variable synergy assumptions; (f) reviewed the historical market prices and trading volume of the common stock of LLE as well as its stock ownership and analyzed factors which could influence the trading price of the common stock of LLE on the anticipated closing date for the proposed LLE Offer; (g) together with the Company's management met with Jim Bullock, Chairman of LLE; and (h) performed such other analyses as we have deemed appropriate.

222 WEST ADAMS STREET       CHICAGO, ILLINOIS 60606                 312.236.1600

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Board of Directors                    -2-                      December 20, 1997
Safety-Kleen Corp.



     Our opinion with respect to the Proposed LLE Offer reflects only limited access to LLE management and no access to internal LLE projections.

     In rendering our opinion, we have assumed that the Merger or the Proposed LLE Offer would be consummated on the terms described in the Merger Agreement or the Amended Exchange Offer, respectively, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Merger or Proposed LLE Offer would not have an adverse effect on the Company.

     William Blair & Company has been engaged in the investment banking business since 1935. We undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. During August of this year we were retained by the Company to render financial advisory and investment banking services in connection with the evaluation of its strategic alternatives. The Company has paid us a fee in connection with rendering our fairness opinion as it relates to the Merger. Upon the consummation of either the Merger or the Proposed LEE Offer, the Company will pay us a transaction fee. The amount of such fee increases as the consideration received by the Company's stockholders increases.

     Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in a proxy statement or other disclosure document mailed to shareholders by the Company with respect to the Merger or the Proposed LLE Transaction, as the case may be.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of December 20, 1997, we do not have a basis for concluding that the Proposed LLE Offer is superior to the Merger from a financial point of view.

                                                Very truly yours,



                                                WILLIAM BLAIR & COMPANY, L.L.C.